SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

MFIC Corporation

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

595073 10 7

(CUSIP Number)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 18, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 595073 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Irwin J. Gruverman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ] Not Applicable

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,647,300

	8.	Shared Voting Power 1,800,805

	9.	Sole Dispositive Power 1,647,300

	10.	Shared Dispositive Power 1,800,805

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
1,800,805 shares of Common Stock, consisting of 342,300 shares of Common Stock, options to purchase 305,000 shares of Common Stock exercisable within 60 days of the date hereof, 153,505 shares of Common Stock owned jointly with Marjorie B. Gruverman, and 1,000,000 shares of restricted Common Stock.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ] Does not include 100,000 shares owned by Marjorie B. Gruverman.

13.	Percent of Class Represented by Amount in Row (11) 23.96%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 595073 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Marjorie B. Gruverman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ] Not Applicable

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 100,000

	8.	Shared Voting Power 253,505

	9.	Sole Dispositive Power 100,000

	10.	Shared Dispositive Power 253,505

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
253,505 shares of Common Stock, consisting of 100,000 shares of Common Stock, and 153,505 shares of Common Stock owned jointly with Irwin J. Gruverman.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ] Does not include 1,647,300 shares of Common Stock owned by Irwin J. Gruverman.

13.	Percent of Class Represented by Amount in Row (11) 3.37%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement relates to Common Stock, $0.01 par value per share, of MFIC Corporation, a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is 30 Ossipee Road, Newton, Massachusetts 02464-9101.

Item 2.	Identity and Background

This statement is being filed by Irwin J. Gruverman and his spouse, Marjorie B. Gruverman.  Mr. Gruverman’s principal occupation is serving as the Chairman of the Board and Chief Executive Officer of the Issuer. Both he and Mrs. Gruverman are citizens of the United States of America.  Mr. Gruverman’s business address is 30 Ossipee Road, Newton, MA 02464-9101, and its principal business is to manufacture industrial grinding, milling and submicron processing equipment for national and international markets.

During the past five years, neither Mr. nor Mrs. Gruverman have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Gruverman paid for 100,000 shares of Common Stock issued pursuant to the exercise of a warrant originally granted to him on September 23, 1999 with private funds. The aggregate exercise price for the shares acquired is $52,000.

Item 4.	Purpose of Transaction
On November 18, 2003, Mr. Gruverman exercised his right to purchase all 100,000 shares of the Issuer’s Common Stock issuable under Warrant No. W-1, at an exercise price of $0.52 per share.

Item 5.	Interest in Securities of the Issuer

The percentage set forth in this Item 5 is based on the number of shares of outstanding Common Stock reported in the Form 10-Q for the quarter ended September 30, 2003 filed by the Issuer, which stated that as of November 10, 2003, there were 7,516,962 shares of Common Stock outstanding. As of November 18, 2003, Mr. Gruverman beneficially owned 1,800,805 shares of the Issuer’s Common Stock, which represents 23.96% of the Issuer’s outstanding shares of Common Stock, and he had the sole power to vote or dispose of 1,647,300 of such shares of common stock (representing 21.91% of the Issuer’s Common Stock). Mr. Gruverman does not share voting or dispositive power with respect to 100,000 shares of the Issuer’s Common Stock held by his spouse, Marjorie B. Gruverman, to which he also disclaims any beneficial ownership.  In addition, Mr. and Mrs. Gruverman share voting and dispositive power with respect to 153,505 shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 18, 2003
Date
/s/Irwin J. Gruverman
Signature
Irwin J. Gruverman
Name/Title

/s/Marjorie B. Gruverman
Signature
Marjorie B. Gruverman
Name/Title